SCHEDULE A

STAR FINANCIAL CORPORATION

The following table sets forth certain information with respect to the executive officers, directors and controlling persons of Star Financial Corporation. The business address for each director and executive officer is c/o Star Financial Corporation, Illinois, USA.

Name	Position with Star Financial Corporation	Present Principal Occupation or Employment	Citizenship
Fay Passley	President	Financial Manager	USA